Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-202
tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

IPTV SYSTEM FROM OPTIBASE HELPS HUMBERSIDE POLICE FIGHT CRIME

Optibase Delivers Advanced, Multi-Channel H.264 Solution

HERZLIYA, Israel, March 28, 2007 – Optibase, Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions today announced that Humberside Police, UK has upgraded their current IPTV system with Optibase’s carrier-grade, MPEG-4 H.264 solution. Together with local UK partner, Cotswold Communications, Optibase’s delivered a system that includes MediaGateway encoding platforms, which will be streaming feeds coming from the police helicopter to multiple PC clients across the force’s network.

For Humberside police, the idea of officers watching video footage in their fight against crime is not a new one, in fact they have been using and IPTV system since 2003. With this system, the Humberside police are able to effectively deal with the challenge of having the right decision making resources at the site of a crime or an accident.

The force transmits live video feeds from a helicopter, thus providing coverage across an area of 1,365 square miles around the city of Kingston Upon Hull and the Humber estuary on England’s east coast. The feeds are distributed across the force’s LAN and can be monitored on multiple PC clients by any authorized personnel in real-time.

“One of the major drawbacks of our current solution is the quality of the MPEG-1 video. When filming footage from a helicopter, the picture quality is a key factor in being able to pick up on the on-goings on the ground.” said Mr. Graham Dawson, Head of Information Services, Humberside Police. “By using MPEG-4 compression we are able to provide much better picture quality, without compromising the low bit rates required for us to distribute the feeds across our network.”

Mr. Dawson added “Optibase was the obvious choice for us since their encoding technology was used in the Cisco IPTV system that we had. When we decided to upgrade our system, we went directly to the source of the video technology.”

“We are very pleased to be working directly with the Humberside Police to upgrade their IPTV system.” Said Udi Shani, Executive VP International sales at Optibase “This is not the first time that we have been approached to upgrade an existing IPTV system with our advanced video technology. Optibase has a solution that includes streaming platforms as well as interactive PC clients, which is specifically designed for this market.”

Optibase’s selection by the Humberside Police is part of the new direction of expansion for the company focusing complete video solutions for law-enforcement, government and enterprise organizations. Optibase is able to use it’s expertise in order to create cost effective, telco-grade systems with the latest compression technology.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake to update forward-looking statements made herein.